Filed by Immunex Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                                       Subject Company: Immunex Corporation
                                              Commission File No. 333-81832

The following is a memorandum to employees issued by Immunex Corporation in connection with the acquisition of Immunex Corporation by Amgen Inc. pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), as amended, dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Immunex Corporation on December 17, 2001, and is incorporated by reference into this filing.

13 March 2002

To:      All Employees

Fr:      Immunex Executive Committee

Re:      Capital Projects Update

In an effort to communicate to you as key business decisions are made during our planning for the combining of Immunex into Amgen, we would like to inform you that the Immunex Executive Committee has made the following decisions.

1) Helix Project: We are continuing construction of the Helix Project lab facilities. We and Amgen remain dedicated to building a state-of-the-art inflammation research facility now to consolidate Seattle operations, and to support growth in the future. In order to accommodate site reprogramming to fit those needs, Immunex has decided to delay work on the administrative buildings which, assuming the acquisition is completed, would no longer be needed at this scale. Amgen's corporate headquarters are in Thousand Oaks and most administrative functions would transition there over time. Analysis of what support from administrative functions will be needed in Seattle continues.

2) Bothell: While the companies continue to analyze required manufacturing capacity, and pending discussions with the potential purchasers of LEUKINE(R) (sargramostim), Immunex is reassessing further renovation work on the microbial facility.

The integration process is going to generate a series of decisions as we work together to bring to life the strategic intent of the acquisition.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Immunex and Amgen filed with the SEC on January 31, 2002 a joint proxy statement/prospectus that contains important information about the merger. Investors and security holders of Immunex and Amgen are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002 and any other relevant materials filed by Immunex or Amgen because they contain, or will contain, important information about Immunex, Amgen and the acquisition. The joint proxy statement/prospectus filed with the SEC on January 31, 2002, other relevant materials and any other documents filed, or to be filed, by Immunex or Amgen with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002 and any other relevant materials filed by Immunex or Amgen before making any voting or investment decision with respect to the Acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock, and information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the joint proxy statement/prospectus for Immunex's special meeting of stockholders in to be held in connection with the merger and Amgen's special meeting of stockholders to be held in connection with the merger, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy/statement prospectus regarding the acquisition.